UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

COPsync, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37613	98-0513637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

16415 Addison Road, Suite 300
Addison, Texas 75001
(Address of principal executive offices) Barry W. Wilson, (972)-865-6192 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

COPsync, Inc., (the “Company”) sells the COPsync Network service, which is a real-time, in-car information sharing, communication and data interoperability network for law enforcement agencies.  The COPsync Network service enables patrol officers to collect, report and share critical data in real-time at the point of incident and obtain instant access to various local, state and federal law enforcement databases.  The COPsync Network service also eliminates manual processes and increases officer productivity by enabling officers to electronically write tickets, process DUI and other arrests and document accidents and other incidents.

In addition to the Company’s core COPsync Network service, the Company offers other complementary service/product offerings, one of which is VidTac, an in-vehicle, software driven, video camera system for law enforcement.  The Company uses a single contract manufacturer to manufacture the product and supporting components, and conflict minerals, as defined by paragraph (d)(3) of this item, are contained in the VidTac product, and are either necessary to its functionality or necessary to the product’s production.

Conflict Mineral Disclosure

The Company has made a country of origin inquiry of its contract manufacturer to determine whether the necessary conflict minerals contained in the VidTac product originated from the Democratic Republic of Congo or an adjoining country.  We understand that the total number of components contained in the VidTac product continues to be slightly over 200 items, and are sourced from slightly over 20 suppliers from around the world.   The Company received information from its contract manufacturer that the majority of the suppliers have responded and based upon their information sources, that they do not intentionally or knowingly originate conflict minerals from the Democratic Republic of Congo or an adjoining country for the Company’s VidTac product produced by that contract manufacturer.  The Company’s contract manufacturer continues striving for a 100% response from its suppliers as of the date of this report.  COPsync has posted this Conflict Minerals Disclosure on its website at http://ir.copsync.com/governance-docs.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 31, 2016	By:	/s/ Barry W. Wilson
Barry W. Wilson Chief Financial Officer